AMENDMENT NO. 1 TO
                     PACIFIC AEROSPACE & ELECTRONICS, INC.
                       1997 EMPLOYEE STOCK PURCHASE PLAN


     The Pacific Aerospace & Electronics, Inc. 1997 Employee Stock Purchase Plan (the "Plan") is hereby amended as follows:

     1.   Definition. Section 2(n) is amended to read as follows:

          (n) "Offering Period" means, unless otherwise determined by the Plan Administrator, a one-month period during which Participants may purchase shares of Common Stock under the Plan.

     2. Offering Periods. The first sentence of Section 4 is amended to read as follows:

          Shares of Common Stock will be offered for purchase under this Plan in a series of Offering Periods, with each Offering Period consisting of one calendar month.

     3.   Exercise of Option and Purchase of Shares.

          a.   The second sentence of Section 8 is amended to read as follows:

               Subject to any limitations on the number of shares that may be purchased as described in the Plan, the maximum number of whole and fractional shares subject to option will be purchased for the Participant at the applicable Option Price per Share with the accumulated deductions in his or her account.

          b.   The fourth sentence of Section 8 is deleted.


Amendment No. 1 adopted by the Plan Administrator:  August 13, 1998.